Northern Lights Fund Trust

450 Wireless Blvd.

Hauppauge, New York 11788

July 30, 2008

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust (CIK No. 1314414, 1933 Act File No. 333-122917 and 1940 Act File No. 811-21720) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust (the “Trust), on behalf of the PathMaster Domestic Equity Fund and Roanoke Small Cap Growth Fund, has determined that the amendment filed pursuant to Rule 485(a) on each fund’s behalf on July 29, 2008 (accession number 0000910472-08-000461)(the "Amendment") was made in error.  Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6700.

Very truly yours,
/s/ Emile R. Molineaux
Emile Molineaux
Secretary, Northern Lights Fund Trust

cc:	Linda Stirling, Securities and Exchange Commission